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                                                                      EXHIBIT 18

        PREFERABILITY LETTER ON ACCOUNTING CHANGE FROM ERNST & YOUNG LLP


March 30, 2000


Terry L. Hall
Senior Vice President and
    Chief Financial Officer
GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California  95670

Dear Sir:

Note F of Notes to the unaudited interim condensed consolidated financial statements of GenCorp Inc. ("the Company") included in its Form 10-Q for the three months ended February 29, 2000 describes a change in its methods for determining the market-related value of plan assets used in determining the expected return-on-assets component of annual net pension costs and the amortization of gains and losses for both pension and postretirement benefit costs. The new accounting method includes changing the smoothing period from five years to three years, changing the amortization period from approximately 12 years to five years, and the elimination of a ten percent corridor.

There are no authoritative criteria for determining a `preferable' method of accounting for the manner in which realized and unrealized gains and losses are included in the calculation of the market-related values of the Company's pension and postretirement plan assets based on the particular circumstances; however, we conclude that the change in the method of accounting described above is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of any consolidated financial statements of the Company for any period subsequent to November 30, 1999, and therefore we do not express any opinion on any financial statements of GenCorp Inc. subsequent to that date.



                                   Very truly yours,

                                   Ernst & Young LLP